UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Update on dispute with former shareholders of Hotel Travel Group

On February 15, 2022, the Company has entered into a settlement agreement (‘Agreement’) with the former shareholders of Hotel Travel Group (HT), which was acquired in 2012. The Company and the former shareholders (collectively, ‘the parties’) had been in arbitration, which resulted in awards amounting to $39.2 million against the Company. The Company had fully provided for this potential liability while continuing to seek legal recourse.

The parties have now agreed to a full and final settlement of all outstanding disputes including withdrawal of all proceedings under which the Company will pay $35.5 million to the former shareholders of HT over the next 18 months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2022

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Director and Group Executive Chairman